DIANE D. DALMY
                                 ATTORNEY AT LAW
                              8965 W. CORNELL PLACE
                            LAKEWOOD, COLORADO 80227
                                 (303) 985.9324
                           (303) 988.6954 (FACSIMILE)
                           EMAIL:DDALMY@EARTHLINK.NET



July 25, 2005




Mr. Karl Hiller, Branch Chief
Mr. John Weitzel, Staff Accountant
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Via Facsimile: 202.772.9369

Re:    Lexington Resources, Inc.
       Form 10-KSB for year ended December 31, 2004
       Filed March 31, 2005
       Amended July 23, 2005
       File No. 0-25455


Dear Mr. Hiller:

On behalf of Lexington Resources, Inc., a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated July 12, 2005 (the "SEC Letter") and Amendment No. 1 to the annual report on Form 10-KSB for fiscal year ended December 31, 2004 (the "Annual Report"), which has been accordingly revised. The response letter indicates the section of the Annual Report in which our revisions in response to the comments in the SEC Letter are contained.

Securities and Exchange Commission
Page Two
July 25, 2005




FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

INDEPENDENT AUDITOR

LOCATION OF AUDITOR - PAGE F-2

1. Please be advised that the board of directors considered several issues regarding the appointment and engagement of Dale Matheson Carr-Hilton LaBonte ("DMCHL") as the Company's independent public accountants, including the requirements under Article 2 of Regulation S-X. Some of the Company's management, who are primarily responsible for the daily business and financial operations of the Company, reside in Vancouver, British Columbia. Some of the members of the Company's audit committee reside in Vancouver, British Columbia. Therefore, this has provided a viable, efficient, and cost-effective working arrangement between the Company and its auditors relating to administration and accounting services. Moreover, DMCHL has extensive experience pertaining to the United States federal securities laws and is PCAOB registered. Management of the Company believes that it is in the best interests of the Company to engage an independent public accounting firm that is mid-size and therefore responsive to the needs of a developmental but growing company. Lastly, the Company wishes to maximize application of funding to its U.S. based oil and gas interests and other applicable costs, and engagement of an independent public accountant located in Vancouver allows payment for services comprised of labor inputs denominated in Canadian dollars thus decreasing the amount of funding required for audit and review services.

AUDITOR'S REPORT, PAGE F-2

2. In accordance with the SEC's comment, the third paragraph of the auditor's report has been revised to include a sentence identifying that the accounting principles generally accepted in the United States have been used in preparation of the Company's financial statements.

FINANCIAL STATEMENT FOOTNOTES

3. In accordance with the SEC's comment, the financial statements have been revised by providing "Note 13. Disclosure About Oil and Gas Producing Activities (Unaudited) regarding supplemental disclosure for oil and gas properties as required by SFAS 69.

Securities and Exchange Commission
Page Three
July 25, 2005




EXHIBIT 32.1 CERTIFICATION UNDER SECTION 906

4. The certifications to the Annual Report have been dated as of the date of the amendment to the Annual Report.

In accordance with the SEC's request, included is the acknowledgment from the Company.

If you should have further questions or comments, please contact me at the above-referenced contact information.

Sincerely,


/s/ DIANE D. DALMY
__________________
    Diane D. Dalmy